UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3




                      QUARTERLY REPORT PURSUANT TO RULE 58



                    For the quarter ended September 30, 2004




                               KEYSPAN CORPORATION
                              --------------------
                      (Name of registered holding company)



              175 East Old Country Road, Hicksville, New York 11801
              -----------------------------------------------------
                 One MetroTech Center, Brooklyn, New York 11201
                 ----------------------------------------------
                    (Address of principal executive offices)




Inquiries concerning this Form U-9C-3 should be directed to:

Alfred C. Bereche
Assistant General Counsel
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201
(718) 403-2179

ITEM 1 - ORGANIZATION CHART


                             Energy or Gas                                                                          Percentage of
 Name of Reporting              Related                         Date of                    State of                Voting Securities
     Company                    Company                      Organization                Organization                    Held
     -------                    -------                      ------------                ------------                    ----
KeySpan Corporation (1)

KeySpan Energy
Corporation (2)

KeySpan Energy
Development
Corporation (3)

KeySpan Islander
East Pipeline, LLC (4)

Islander East Pipeline
Company, LLC (5)                 Gas                         November 15, 2000             Delaware                       50%


Nature of Business:
-------------------

(1) KeySpan Corporation holds directly all of the outstanding securities in KeySpan Energy Corporation.
(2) KeySpan Energy Corporation holds directly all of the outstanding securities in KeySpan Energy Development Corporation.
(3) KeySpan Energy Development Corporation holds directly all of the outstanding securities in KeySpan Islander East Pipeline, LLC.
(4) KeySpan Islander East Pipeline, LLC holds directly 50% of the membership interests in Islander East Pipeline Company, LLC.
(5) Islander East Pipeline Company, LLC owns and operates an interstate natural gas pipeline that will transport natural gas to growing markets in Connecticut and New York.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company                                   Company                                            Amount
Contributing                              Receiving                                          of Capital
Capital                                   Capital                                            Contribution
-------                                   -------                                            ------------
KeySpan Islander East                     Islander East
Pipeline, LLC                             Pipeline Company, LLC                              $ 504 (for the quarter)



ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting            Associate
Company              Company              Types of            Direct               Indirect            Cost                 Total
Rendering            Receiving            Services            Costs                Costs               of                   Amount
Services             Services             Rendered            Charged              Charged             Capital              Billed
--------             --------             --------            -------              -------             -------              ------
None.


Part II - Transactions performed by associate companies on behalf of reporting companies

Associate            Reporting
Company              Company              Types of            Direct               Indirect            Cost                 Total
Rendering            Receiving            Services            Costs                Costs               of                   Amount
Services             Services             Rendered            Charged              Charged             Capital              Billed
--------             --------             --------            -------              -------             -------              ------
None.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT (1)


Investments in energy-related companies (in thousands of dollars):
Total consolidated capitalization as of September 30, 2004                                $8,239,094                        Line 1

Total capitalization multiplied by 15%
 (Line 1 multiplied by 0.15)                                                              $1,235,864                        Line 2

Greater of $50 million or Line 2                                                          $1,235,864                        Line 3

Total current aggregate investment:
 (Categorized by major line of energy-related business)
           Energy-related business category 1                          $      N/A
           Energy-related business category 2                          $      N/A
           Energy-related business category 3                          $      N/A
           Energy-related business category 4                          $      N/A
                     Total current aggregate investment                                       $  N/A                        Line 4
                                                                                              -------

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system
 (Line 3 less Line 4)                                                                         $  N/A                        Line 5

Investments in gas-related companies:

Total current aggregate investment:
(categorized by major line of gas-related business)
     Islander East Pipeline Company, LLC                              $19,140,074

Total current aggregate investment                                                       $19,140,074
                                                                                         -----------

(1) Form reflects investment only in Islander East Pipeline, which is a gas-related company. There are no reportable Rule 58 energy-related company investments.


ITEM 5 - OTHER INVESTMENTS


Major Line                     Other                          Other
of Energy-Related              Investment in Last             Investment in this             Reason for Difference in
Business                       U-9C-3 Report                  U-9C-3 Report                  Other Investment
--------                       -------------                  -------------                  ----------------
None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     1. KeySpan Islander East Balance Sheet for the quarter ended September 30, 2004

     2. KeySpan Islander East Income Statement for the period and quarter ended September 30, 2004

B.   Exhibits

     1.   None

     2. Certificate of filing with the New York Public Service Commission; the Massachusetts Department of Telecommunications and Energy; and the New Hampshire Public Utilities Commission.


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                                           KEYSPAN CORPORATION




                                           By: /s/ John J. Bishar, Jr.
                                               -----------------------
                                               John J. Bishar, Jr.
                                               Senior Vice President, Secretary
                                               and General Counsel

                              KeySpan Islander East
                                  Balance Sheet
                                    30-Sep-04
                            (In Thousands of Dollars)


                                                                September 30, 2004
                                                               ---------------------
ASSETS
Current Assets
             Cash and temporary cash investments               $                  -
             Customer accounts receivable
             Allowance for uncollectible accounts
             Gas in Storage, at average cost
             Material and supplies, at average cost
             Other
                                                               ---------------------
                                                                                  -
                                                               ---------------------
Assets held for disposal
Investment in Islander East pipeline Compnay                                 19,140
                                                               ---------------------
Property
             Gas
             Electric
             Other
             Accumulated depreciation
             Gas exploration and production, at cost
             Accumulated depletion
                                                               ---------------------
                                                                                  -
                                                               ---------------------
Deferred Charges
             Regulatory assets
             Goodwill, net of amortizations
             Intangible, net of amortizations
             Other                                                              727
                                                               ---------------------
                                                                                727
                                                               ---------------------

                                                               ---------------------
Total Assets                                                   $             19,867
                                                               =====================

LIABILITIES AND CAPITALIZATION

Current Liabilities
             Current Redemption of Long-term debt              $
             Accounts payable and accrued expenses
             Commercial paper
             Dividends payable
             Taxes accrued
             Customer deposits
             Interest accrued
                                                               ---------------------
                                                                                  -
                                                               ---------------------
Deferred Credits and Other Liabilities
             Regulatory liabilities
             Deferred income tax                                                727
             Postretirement benefits and other reserves
             Other
                                                               ---------------------
                                                                                727
                                                               ---------------------
Capitalization
             Common stock                                                    16,605
             Retained earnings                                                2,535
             Other comprehensive income
             Treasury stock purchased
                                                               ---------------------
                  Total common equity                                        19,140
             Preferred stock
             Long-term debt
                                                               ---------------------
Total Capitalization                                                         19,140
                                                               ---------------------
Minority Interest in Subsidiary Company                                           -
                                                               ---------------------
Total Liabilities and Capitalization                           $             19,867
                                                               =====================


                              KeySpan Islander East
                               Statement of Income
                     Period and Quarter Ended June 30, 2004
                            (In Thousands of Dollars)

                                                                      Quarter Ended             Period Ended
                                                                        30-Sep-04                 30-Sep-04

Revenues                                                                       $   -                   $     -
                                                           ----------------------------------------------------
Total Revenues                                                                     -                         -
                                                           ----------------------------------------------------

Operating Expenses
Purchased gas for resale
Fuel and purchased power
Operations and maintenance
Depreciation, depletion and amortization
Operating taxes
                                                           ----------------------------------------------------
Total Operating Expenses                                                           -                         -
                                                           ----------------------------------------------------

Equity Earnings                                                                  413                     1,165

Operating Income                                                                 413                     1,165
                                                           ----------------------------------------------------

Other Income and (Deductions)
Minority interest
Other
                                                           ----------------------------------------------------
Total Other Income                                                                 -                         -
                                                           ----------------------------------------------------
Income Before Interest Charges
  and Income Taxes                                                               413                     1,165
                                                           ----------------------------------------------------

Interest Charges

Income Taxes
     Current
     Deferred
                                                           ----------------------------------------------------
Total Income Taxes                                                                 -                         -
                                                           ----------------------------------------------------

Net Income                                                                     $ 413                   $ 1,165
                                                           ====================================================

                               KEYSPAN CORPORATION

                              Certificate of Filing

     The undersigned, Erik P. Weingold, hereby certifies that he is Counsel, the Office of General Counsel, of KeySpan Corporation, a New York corporation (the "Company"), and hereby further certifies on behalf of the Company, as follows:


     A copy of the Company's report on Form U-9C-3 for the quarter ended September 30, 2004 has been submitted to the following interested state commissions:

                       New York Public Service Commission
                       State of New York
                       Three Empire State Plaza
                       Albany, New York 12223

                       Massachusetts Department of Telecommunications and Energy One South Station
                       Boston, Massachusetts 02110

                       New Hampshire Public Utilities Commission
                       8 Old Suncook Road
                       Concord, New Hampshire 03301


     IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 30th day of November, 2004.



                                                /s/Erik P. Weingold
                                                ---------------------
                                                Erik P. Weingold
                                                Counsel
                                                Office of the General Counsel